

April 30, 2010

Via Facsimile (212) 451-2222 and U.S. Mail
Ron Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, New York 10022

   Re: **Schedule 13D/A filed April 27, 2010**
       File No. 5-40568

       Additional Soliciting Materials filed on Schedule 14A
       Filed April 27, 2010 and April 30, 2010
       File No. 0-18051

   Dear Mr. Berenblat:

   We have conducted a limited review of the filings listed above and have the following comments.

Schedule 13D/A

1. We note that Mr. Walsh serves as senior partner of Oak Street Management. The Schedule 13D filed on January 21, 2010 does not reference Mr. Walsh sharing voting and dispositive power over any of the shares owned by Oak Street Master and Oak Street Management. Please supplementally confirm that Mr. Walsh does not share voting and/or dispositive power over any of the other securities reported on the Schedule 13D.

2. Please supplementally advise us of the communications between Murano Partners, Murano Capital, Murano Holdings, Murano Group, Messrs. Thomson and Lai and the other members of the group leading up to their decision to join the Committee. Please address any prior relationships amongst any of the participants either in connection with the current solicitation or otherwise.

Additional Soliciting Materials filed April 27, 2010 and April 30, 2010

3.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide us with support for the following statements:

- Mr. Dash brings a "strong track record of shareholder value creation" in the restaurant industry; and,
- Mr. Dash played a "*significant* role[] in helping revitalize the marketing, supply chain and research and development departments of Steak n Shake" (emphasis added).

Where the basis of support is other documents such as reports, articles, and/or excerpts of public filings, please provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

4.   Please supplementally provide us with information regarding Mr. Dash's job title and the parameters of the role and/or level of responsibility assigned to Mr. Dash (i.e., was Mr. Dash overseeing management and/or executives at any of the companies referenced in the Appendix to the filing?)

5.   We refer to the Denny's price chart in the materials filed. In future filings, please balance the disclosure to acknowledge that the price increase may have been caused by factors other than the announcement of the Committee's nominee slate and that such increase is not reflective of future share price should your nominees be elected.

6.   The Appendix appears to link the rise in share price of the companies referenced to Mr. Dash and his investment in such companies. It is not apparent how Mr. Dash's investment would have contributed to the increase in share price. Please avoid making unsupportable assertions in future filings. Please confirm your understanding.

Closing Comments

As appropriate, please promptly respond to these comments. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions